Exhibit 99.7

FAST TRACK GROUP Announces Closing of $15 Million Initial Public Offering

SINGAPORE, May 27, 2025 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, today announced the closing of its initial public offering of 3,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $15 million, prior to deducting underwriting discounts and other offering expenses. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market on May 23, 2025, under the symbol “FTRK”.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 562,500 Ordinary Shares at the public offering price per share, less the underwriting discount, to cover over-allotments, if any.

Alexander Capital, L.P. (“Alexander Capital”), a full-service broker/dealer, acted as the lead book-running manager with Network 1 Financial Securities, Inc. acting as a co-underwriter for the offering. Loeb & Loeb LLP, Harney Westwood & Riegels Singapore LLP, and Rajah & Tann Singapore LLP served as U.S., Cayman Islands, and Singapore legal counsel to the Company, respectively, and Akerman LLP served as U.S. legal counsel to Alexander Capital for the offering.

The offering is being conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-286542), relating to the Ordinary Shares initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2024, and was declared effective on May 22, 2025. The offering was made only by means of a prospectus. A final prospectus relating to the offering has been filed with the SEC on May 23, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained from Alexander Capital, L.P., 10 Drs James Parker Blvd, Suite 202, Red Bank, New Jersey 07701, by telephone at 212-687-5650 or by email at info@alexandercapitallp.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as media planning, PR management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com